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                              June 23, 2023

       Gabriela Tobias
       Counsel to the Ministry of Economy & Finance
       Rep  blica Oriental del Uruguay
       Embassy of Uruguay
       1913 I Street N.W., Lobby
       Washington, D.C. 20006

       Ignacio Lagos
       Counsel
       Cleary Gottlieb Steen & Hamilton LLP
       One Liberty Plaza
       New York, NY 10006

                                                        Re: Rep  blica Oriental
del Uruguay
                                                            Amendment No. 1 to
Registration Statement under Schedule B
                                                            Filed June 15, 2023
                                                            File No. 333-270970
                                                            color:white;"_
                                                            Form 18-K for the
year ended December 31, 2022
                                                            Filed June 15, 2023
                                                            File No. 333-07128

       Dear Gabriela Tobias:

               We have reviewed your amended registration statement and have the following comment. Please respond to this letter by amending your filing and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

            After reviewing any amendment and the information you provide in response to this comment, we may have additional comments.

       Form 18-K, Filed June 15, 2023

       Environmental, Social & Governance Matters
       Sovereign Sustainable Finance, page D-19

   1.                                                   You state on page D-19
that    [t]he SSLB Framework   has been favorably evaluated by
                                                        an independent ratings
and analytics firm. Such firm has indicated in a report delivered to
 Gabriela Tobias
Rep  blica Oriental del Uruguay
June 23, 2023
Page 2
         Uruguay that the SSLB Framework is aligned with the International Capital Market
         Association's Sustainability-Linked Bond Principles published in June
2020.    Please file
         a consent pursuant to Rule 436 of the Securities Act for this firm or tell us why you believe you are not required to do so. In this regard, we note this report, available on
         Uruguay's Sovereign Sustainability-Linked Bonds webpage, may have been commissioned by you for use in connection with this registration statement as it states
         "[t]he Second-Party Opinion is valid for issuances aligned with the respective Framework for which the Second-Party Opinion was written" and page S-6 of your prospectus filed on
         October 24, 2022 also refers to this report.


        Please contact Angie Kim, Special Counsel, at (202) 551-3535 or Michael Coco, Office
Chief, at (202) 551-3253 with any questions.



                                                            Sincerely,
FirstName LastNameGabriela Tobias
                                                            Division of
Corporation Finance
Comapany NameRep  blica Oriental del Uruguay
                                                            Office of
International Corporate
June 23, 2023 Page 2                                        Finance
FirstName LastName